UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete the verification at the end of the form.)

☐	Election of status as a Business Development Company

2.	Name of fund: ClearBridge MLP and Midstream Total Return Fund Inc.

3.	Securities and Exchange Commission File No.: 811-22693

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application      ☐  Amendment

5.	Address of principal executive office (include No., Street, City, State, Zip Code):

620 Eighth Avenue, 47th Floor

New York, NY 10018

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Marc A. De Oliveira, Esq.

Franklin Templeton

100 First Stamford Place

Stamford, CT 06902

(203) 703-7028

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Franklin Templeton Fund Adviser, LLC

280 Park Avenue

New York, NY 10017

1-888-777-0102

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐  Open-end     ☒  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Franklin Templeton Fund Adviser, LLC

280 Park Avenue

New York, NY 10017

ClearBridge Investments, LLC

620 Eighth Avenue

New York, NY 10018

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes   ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes   ☐ No

If Yes, state the date on which the board vote took place: January 25, 2024

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes   ☐ No

If Yes, state the date on which the shareholder vote took place: May 17, 2024

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes   ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: September 9, 2024

(b)	Were the distributions made on the basis of net assets?

☒ Yes   ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes   ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Each share of common stock of ClearBridge MLP and Midstream Total Return Fund Inc. was converted into an equivalent dollar amount (to the nearest $0.001) of full shares of common stock of ClearBridge Energy Midstream Opportunity Fund Inc., based on the net asset value of each fund on the date preceding the merger. ClearBridge Energy Midstream Opportunity Fund Inc. did not issue fractional shares to ClearBridge MLP and Midstream Total Return Fund Inc. stockholders. In lieu of issuing fractional shares, ClearBridge Energy Midstream Opportunity Fund Inc. paid cash to each former ClearBridge MLP and Midstream Total Return Fund Inc. stockholder in an amount equal to the value of the fractional shares of ClearBridge Energy Midstream Opportunity Fund Inc. common stock that the investor would otherwise have received in the merger.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes   ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☒ Yes   ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

ClearBridge Energy Midstream Opportunity Fund Inc. issued and delivered to ClearBridge MLP and Midstream Total Return Fund Inc. for distribution to holders of ClearBridge MLP and Midstream Total Return Fund Inc.’s mandatory redeemable preferred stock (“MRPS”) shares of Series M MRPS with the same aggregate liquidation preference as ClearBridge MLP and Midstream Total Return Fund Inc.’s Series E MRPS issued and outstanding immediately before the date of the merger.

In addition, the outstanding senior secured notes issued by ClearBridge MLP and Midstream Total Return Fund Inc. were (i) replaced with senior secured notes issued by ClearBridge Energy Midstream Opportunity Fund Inc. or, in the alternative, (ii) assumed by ClearBridge Energy Midstream Opportunity Fund Inc.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes   ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes   ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes   ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes   ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes   ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $169,479

(ii)	Accounting expenses: $3,666

(iii)	Other expenses (list and identify separately):

a.	Proxy Solicitation/Printing/Mailing: $54,300

b.	SEC charges: $29,838

c.	NYSE fees: $17,297

d.	Miscellaneous:

(iv)	Total expenses (sum of lines (i)-(iii) above): $274,580

(b)	How were those expenses allocated?

ClearBridge MLP and Midstream Total Return Fund Inc. and ClearBridge Energy Midstream Opportunity Fund Inc. (or any affiliates thereof) bore the costs related to the Merger. Each Fund paid direct costs associated with the Merger. Costs that could not be categorized as direct costs were allocated between the Funds based on assets under management of each Fund.

(c)	Who paid those expenses?

ClearBridge MLP and Midstream Total Return Fund Inc. and ClearBridge Energy Midstream Opportunity Fund Inc. (or any affiliates thereof) bore 100% of the costs.

Franklin Templeton Fund Adviser, LLC will institute a five basis point (0.05%) fee waiver of the investment management fee for a one-year period following the merger to help offset a portion of the merger-related expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes   ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes   ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes   ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: ClearBridge Energy Midstream Opportunity Fund Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22546

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Merger was included in ClearBridge Energy Midstream Opportunity Fund Inc.’s Proxy Statement/Prospectus, which was filed pursuant to Rule 424(b)(3) with the Commission on April 8, 2024 under the file number of ClearBridge Energy Midstream Opportunity Fund Inc. (333-276731).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ClearBridge MLP and Midstream Total Return Fund Inc., (ii) he or she is the Secretary of ClearBridge MLP and Midstream Total Return Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Marc A. De Oliveira
Marc A. De Oliveira